Exhibit 99.20

KPMG LLP

PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

PEI Securities Office

Newfoundland and Labrador Securities Commission

March 31, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Valens Groworks Corp. (the “Company”)

Please be advised that, in connection with National Instrument 51-102 – Continuous Disclosure Obligations, we hereby notify you that we have read the Company’s Notice of Change of Auditor dated March 30, 2020 (the “Notice”) and are in agreement with the statements contained in such Notice, except we have no basis to agree or disagree with the statement contained in (4) and (5).

Yours very truly,

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP